UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 28, 2016

PINNACLE FINANCIAL PARTNERS, INC.

(Exact name of registrant as specified in charter)

Tennessee	000-31225	62-1812853
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

150 Third Avenue South, Suite 900, Nashville, Tennessee		37201
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (615) 744-3700

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On January 28, 2016, Pinnacle Financial Partners, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and between the Company and Avenue Financial Holdings, Inc., a Tennessee corporation (“Avenue”), pursuant to which Avenue will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). The separate existence of Avenue shall cease to exist upon the effectiveness of the Merger. In connection with the execution of the Merger Agreement, Pinnacle Bank, the Company’s wholly owned bank subsidiary, and Avenue Bank, Avenue’s wholly owned bank subsidiary, have entered into an Agreement and Plan of Merger pursuant to which Avenue Bank will merger with and into Pinnacle Bank simultaneously with the consummation of the Merger.

Pursuant to the terms of the Merger Agreement, upon consummation of the Merger each holder of Avenue common stock issued and outstanding, subject to certain exceptions, will be eligible to receive 0.36 shares of the Company’s common stock and an amount in cash equal to $2.00 for each share of Avenue common stock owned by them at the effective time of the Merger. As of the date of the Merger Agreement, Avenue had 10,322,055 shares of common stock issued and outstanding (including shares of restricted stock) and 257,639 outstanding stock options.

Cash will be paid in lieu of any fractional shares based on the average closing price of the Company’s common stock for the ten (10) trading days ending on the business day immediately preceding the closing date of the Merger. Additionally, any outstanding options to purchase shares of common stock of Avenue that are not vested will be accelerated prior to, but conditioned on the occurrence of, the closing of the Merger and all options that are not exercised prior to the closing shall be cancelled and the holders of any such options shall receive an amount in cash equal to the product of (x) the excess, if any, of $20.00 over the exercise price of each such option and (y) the number of shares of Avenue common stock subject to each such option.

The Company will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) with respect to the issuance of the Company’s common stock in connection with the acquisition, which will include a proxy statement delivered by the board of directors of Avenue seeking approval of the Merger from the holders of Avenue’s common stock.

The Merger Agreement contains customary representations and warranties and covenants by the Company and Avenue. Avenue has also agreed not to solicit proposals relating to alternative business combination transactions or, subject to a “fiduciary-out” exception, enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combination transactions.

The proposed Merger is subject to the satisfaction of customary closing conditions, including obtaining approvals from applicable federal and state banking regulators and Avenue’s shareholders. Additionally, the Merger Agreement contains certain termination rights that may require Avenue to pay the Company a termination fee of $8,000,000 under certain specified circumstances, including if Avenue terminates the Merger Agreement to enter into a definitive agreement for a transaction that its board of directors has determined is superior to the Merger.

In connection with the Merger Agreement, Patriot Financial Partners and the directors and executive officers of Avenue have entered into agreements to vote their shares of Avenue common stock in favor of the Merger. In connection with the execution of the Merger Agreement, the Company has also entered into employment agreements with certain of the executive officers of Avenue that will become effective as of the effective time of the Merger and replace those individuals’ existing employment agreements with

Avenue and Avenue Bank. In addition, upon consummation of the Merger, the Company will assume Avenue’s obligations under its outstanding $20.0 million subordinated notes issued in December 2014 that mature in December 2024. These notes bear interest at a rate of 6.75% per annum until January 1, 2020 and may not be repaid prior to such date. Beginning on January 1, 2020, if not redeemed on such date, these notes will bear interest at a floating rate equal to the three-month LIBOR determined on the determination date of the applicable interest period plus 495 basis points.

The preceding summary of certain provisions of the Merger Agreement and the transactions contemplated thereby, including the Merger, is qualified in its entirety by reference to the Merger Agreement attached hereto as Exhibit 2.1, and incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company or Avenue or any of their subsidiaries. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or Avenue or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Avenue’s public disclosures.

Additional Information and Where to Find It

In connection with the Merger, the Company intends to file a registration statement on Form S-4 with the SEC to register the shares of the Company’s common stock that will be issued to Avenue’s shareholders in connection with the Merger. The registration statement will include a proxy statement/prospectus (that will be delivered to Avenue’s shareholders in connection with their required approval of the Merger) and other relevant materials in connection with the Merger.

INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, AVENUE AND THE MERGER.

Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 150 3rd Avenue South, Suite 980, Nashville, TN 37201, Attention: Investor Relations (615) 744-3742 or Avenue Financial Holdings, Inc., 111 10th Avenue South, Suite 400, Nashville, TN 37203, Attention: Investor Relations (615) 252-2265.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company and Avenue, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Avenue in respect of the Merger. Certain information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015 and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 10, 2015, and its Current Reports on Form 8-K, which were filed with the SEC on June 18, 2015, July 27, 2015, August 5, 2015 and September 3, 2015. Certain information about the directors and executive officers of Avenue is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 30, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 30, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

All statements, other than statements of historical fact, included in this Current Report on Form 8-K, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits to the Company and Avenue of the proposed Merger, the Company’s future financial and operating results (including the anticipated impact of the Merger on the Company’s earnings and tangible book value) and the Company’s and Avenue’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of the Company and Avenue to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger with customers, suppliers or employee relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure of Avenue’s shareholders to approve the Merger, (6) the amount of the costs, fees, expenses and charges related to the Merger, (7) the ability to obtain required governmental approvals of the proposed terms of the Merger, (8) reputational risk and the reaction of the parties’ customers to the Merger, (9) the failure of the closing conditions to be satisfied, (10) the risk that the integration of Avenue’s operations with the Company’s will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by the Company’s issuance of additional shares of its common stock in the Merger and (13) general competitive, economic, politics of and market conditions. Additional factors which could affect the forward looking statements can be found in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, or Avenue’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with or furnished to the SEC and available on the SEC’s website at http://www.sec.gov. The Company and Avenue disclaim any obligation to update or revise any forward-looking statements contained in this Current Report on Form 8-K which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

Item 7.01 Regulation FD Disclosure

On January 28, 2016, the Company issued a joint press release with Avenue announcing that the parties had entered into the Merger Agreement. A copy of the press release is furnished as Exhibit 99.1 hereto.

On January 29, 2016, members of the Company’s and Avenue’s senior management held a conference call at 8:30 a.m. Central Time and utilized an investor presentation to discuss the Merger, a copy of which is furnished as Exhibit 99.2 hereto. The foregoing description is qualified in its entirety by reference to such exhibit. The Company is not undertaking to update this presentation.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

2.1	Agreement and Plan of Merger by and between Pinnacle Financial Partners, Inc. and Avenue Financial Holdings, Inc., dated as of January 28, 2016 (Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K will be furnished supplementally to the Securities and Exchange Commission upon request).

99.1	Press release issued by Pinnacle Financial Partners, Inc. dated January 28, 2016.

99.2	Pinnacle Financial Partners, Inc. Investor Presentation dated January 29, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE FINANCIAL PARTNERS, INC.

By:	/s/ Harold R. Carpenter
Name:	Harold R. Carpenter
Title:	Executive Vice President and Chief Financial Officer

Date: January 29, 2016

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger by and between Pinnacle Financial Partners, Inc. and Avenue Financial Holdings, Inc., dated as of January 28, 2016 (Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K will be furnished supplementally to the Securities and Exchange Commission upon request).

99.1	Press release issued by Pinnacle Financial Partners, Inc. dated January 28, 2016.

99.2	Pinnacle Financial Partners, Inc. Investor Presentation dated January 29, 2016.